Pricing supplement no. 224
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 49-I dated November 3, 2006

Registration Statement No. 333-130051
Dated November 27, 2006
Rule 424(b)(2)



Structured Investments	**JPMorgan Chase & Co.** **$510,000** **Principal Protected Notes Linked to the Performance of a Weighted Basket of Four Currencies Relative to the U.S. Dollar due May 30, 2008**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 30, 2008[*].
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who seek exposure to any appreciation of an equally weighted basket of four currencies relative to the U.S. dollar over the term of the notes. Investors should be willing to forgo interest payments while seeking full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on November 27, 2006 and are expected to settle on or about November 30, 2006.

Key Terms

Basket:	An equally weighted basket of four currencies (each a "Basket Currency" and together the "Basket Currencies") that measures the performance of the Basket Currencies relative to the U.S. dollar (the "Basket"). The Basket Currencies are Indian rupee (INR), New Turkish lira (TRY), Brazilian real (BRL) and Mexican peso (MXN).
Basket Currency Weights:	The weight of each Basket Currency in the Basket is 1/4.
Reference Currency	The U.S. dollar
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero.
Participation Rate:	385%.
Basket Return:	$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$
Starting Basket Level:	Set equal to 100 on the pricing date, which was November 27, 2006.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on the Observation Date will be calculated as follows: $$100 \times [1 + (\text{INR Return} * 1/4) + (\text{TRY Return} * 1/4) + (\text{BRL Return} * 1/4) + (\text{MXN Return} * 1/4)]$$ The INR Return, TRY Return, BRL Return and MXN Return are the respective performances of the Basket Currencies, expressed as a percentage, from the spot rate of the relevant Basket Currency relative to the U.S. dollar in the interbank market, expressed as the amount of U.S. dollar per one Basket Currency, as reported by Bloomberg, L.P. at approximately 11:00 a.m. New York City time (the "Spot Rate") on the pricing date to the Spot Rate of such Basket Currency on the Observation Date. The Spot Rates of the Indian rupee, the New Turkish lira, the Brazilian real and the Mexican peso, at approximately 11:00 a.m. New York City Time on November 27, 2006, were 0.02244, 0.67659, 0.45517 and 0.09024, respectively. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 49-I.
Observation Date	May 27, 2008*
Maturity Date:	May 30, 2008*
CUSIP	48123JJK6

[*] Subject to postponement as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 49-I.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 49-I and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$20.00	$980.00
Total	$510,000	$10,200	$499,800

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $20.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $5.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-23 of the accompanying product supplement no. 49-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 27, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 49-I dated November 3, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto dated November 9, 2006 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including, the term sheet dated November 3, 2006, preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 49-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 49-I dated November 3, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003385/e25476_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY —** You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **APPRECIATION POTENTIAL —** At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate, *provided* that this payment (Additional Amount) will not be less than zero.
- **DIVERSIFICATION AMONG THE BASKET CURRENCIES —** The return on the notes is linked to the performance of a basket of global currencies, which we refer to as the Basket Currencies, relative to the U.S. dollar and enable you to participate in potential increases in the value of the Basket Currencies, relative to the U.S. dollar, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the Indian rupee, the New Turkish lira, the Brazilian real and the Mexican peso.
- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 49-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.,* employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers' basis in the notes and the notes' adjusted issue price.
- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE —** We have determined that the "comparable yield" is an annual rate of 5.14%, compounded semiannually. Based on our determination of the comparable yield, the "projected payment schedule" per $1,000 note consists of a single payment at maturity, equal to $1,079.19. Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
November 30, 2006 through December 31, 2006	$4.28	$4.28
January 1, 2007 through December 31, 2007	$52.28	$56.56
January 1, 2008 through May 30, 2008	$22.63	$79.19

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Currencies or any of contracts related to the Basket Currencies. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 49-I dated November 3, 2006.

- **CURRENCY MARKET RISK —** The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. Any positive Basket Return will depend on the aggregate performance of the Basket Currencies relative to the U.S. dollar. For example, the value of any currency, including the Basket Currencies, may be affected by complex political and economic factors. The value of each Basket Currency, relative to the U.S. dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Basket Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Basket Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Basket Currencies. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
- **THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES —** You may receive a lower payment at maturity than you would have received if you had invested in the Basket Currencies individually, a

JPMorgan Structured Investments — PS- 1
Principal Protected Notes Linked to the Performance of a Weighted Basket of Four Currencies Relative to the U.S. Dollar

combination of Basket Currencies or contracts related to the Basket Currencies for which there is an active secondary market. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. Because the Ending Basket Level will be calculated based on the Basket Closing Level on the Observation Date, the level of the Basket at the maturity date or at other times during the term of the notes could be higher than the Ending Basket Level. This difference could be particularly large if there is a significant decrease in the level of the Basket during the latter portion of the term of the notes or if there is significant volatility in the Basket level during the term of the notes, especially on dates near the Observation Date.

- **CHANGES IN THE VALUE OF THE EQUALLY WEIGHTED BASKET CURRENCIES MAY OFFSET EACH OTHER** — Because the performance of the Basket is determined by the performance of the Indian rupee, New Turkish lira, Brazilian real and Mexican peso relative to the U.S. dollar, your notes will be exposed to currency exchange rate risk with respect to India, Turkey, Brazil, Mexico and the United States. Movements in the exchange rates of the Basket Currencies may not correlate with each other. As a result, your investment in the notes may only yield a positive return if there occurs a broad-based rise in foreign currency values as compared to the U.S. dollar across diverse markets over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, an increase in the exchange rate of the Indian rupee may be moderated, or more than offset by, lesser increases or declines in the exchange rate of the Mexican peso.
- **THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY** — If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. Because the Ending Basket Level will be calculated based on the Basket Closing Level on the Observation Date, the level of the Basket at the maturity date or at other times during the term of the notes could be higher than the Ending Basket Level. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but later falls below the Starting Basket Level on the Observation Date.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Basket Currencies and the U.S. dollar;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally as well as in each of the Basket Currencies' countries and in the United States;
  - the exchange rate and the volatility of the exchange rate among each of the Basket Currencies;
  - changes in correlation between the Basket Currency exchange rates;
  - suspension or disruption of market trading in any or all of the Basket Currencies or the U.S. dollar;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and reflects the Participation Rate of 385%. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appear in the following table and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (385%)	Additional Amount		Principal		Payment at Maturity
180	80.00%	308.00%	$3,080	+	$1,000	=	$4,080
170	70.00%	269.50%	$2,695	+	$1,000	=	$3,695
160	60.00%	231.00%	$2,310	+	$1,000	=	$3,310
150	50.00%	192.50%	$1,925	+	$1,000	=	$2,925
140	40.00%	154.00%	$1,540	+	$1,000	=	$2,540
130	30.00%	115.50%	$1,155	+	$1,000	=	$2,155
120	20.00%	77.00%	$770	+	$1,000	=	$1,770
110	10.00%	38.50%	$385	+	$1,000	=	$1,385
105	5.00%	19.25%	$193	+	$1,000	=	$1,193
100	**0.00%**	**0.00%**	**$0**	**+**	**$1,000**	**=**	**$1,000**
90	-10.00%	0.00%	$0	+	$1,000	=	$1,000
80	-20.00%	0.00%	$0	+	$1,000	=	$1,000
70	-30.00%	0.00%	$0	+	$1,000	=	$1,000
60	-40.00%	0.00%	$0	+	$1,000	=	$1,000
50	-50.00%	0.00%	$0	+	$1,000	=	$1,000
40	-60.00%	0.00%	$0	+	$1,000	=	$1,000
30	-70.00%	0.00%	$0	+	$1,000	=	$1,000
20	-80.00%	0.00%	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level, the Additional Amount is equal to $770 and the final payment at maturity is equal to $1,770.00 per $1,000 principal amount note calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times [(120\text{-}100)/100] \times 385\%) = \$1{,}770.00$$

Example 2: The level of the Basket decreases from the Starting Basket Level to an Ending Basket Level of 60.

Because the Ending Basket Level of 60 is lower than the Starting Basket Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level to an Ending Basket Level of 110.

Because the Ending Basket Level of 110 is greater than the Starting Basket Level, the Additional Amount is equal to $385 and the final payment at maturity is equal to $1,385.00 per $1,000 principal amount note calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times [(110\text{-}100)/100] \times 385\%) = \$1{,}385.00$$

Historical Information

The following graphs show the weekly performance of each Basket Currency from January 5, 2001 through November 24, 2006 expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (in each case the amount of the applicable Basket Currency that can be exchanged for one U.S. dollar, which we refer to in this pricing supplement as the exchange rate). The exchange rates of the Indian rupee, the New Turkish lira, the Brazilian real and the Mexican peso, at approximately 11:00 a.m. New York City Time on November 27, 2006, were 44.5600, 1.4780, 2.1970 and 11.0810, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and the Basket Return, increase when the individual Basket Currencies appreciate in value against the U.S. dollar. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed as the amount of U.S. dollars per one Basket Currency, which is the inverse of the conventional market quotation for each Basket Currency set forth in the following graphs.

The graph of the historical Basket performance assumes the Basket Closing Level on January 5, 2001 was 100 and that each Basket Currency had a 1/4 weight in the Basket on that date.

We obtained the exchange rates below and Spot Rates depicted on the cover of this pricing supplement from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of each Basket Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any of the Basket Currencies on the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your initial investment.









